
Bionomics
Limited

20 April 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


05007877


SEC MAIL PROCESSING SECTION
RECEIVED
MAY 09 2005
WASH. D.C.
179

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

82-34682.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name / Scheme: Bionomics Limited

ACN/ARSN: ABN 95 942 373 762

1. Details of Substantial Holder (1)

Name: Queensland Investment Corporation
ACN/ARSN (if applicable)

The holder ceased to be a substantial holder on: 15/04/2005

The previous notice was dated: 11/03/2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
15/04/2005	Queensland Investment Corporation	Share Sale	284,416	1,500,000	Queensland Investment Corporation

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Queensland Investment Corporation	GPO Box 2242, Brisbane QLD 4001

Signature

print name: Andrew Arkell   Capacity: Company Secretary

Sign Here:



Date: 19/04/2005



Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

29 April 2005


PROCESSING
SECTION
RECEIVED
MAY 09 2005
179
SEC MAIL
WASH, DC

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SIIPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,



Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

SE Gobe 11 Extends Field

Oil Search, the operator for the SE Gobe oil field in onshore Papua New Guinea, has announced that the SE Gobe 11 development well, which was drilled in an untested area of the field between SE Gobe 6 and Saunders 1, has intersected a gross 61 metre oil column. The well intersected the objective Iagifu sandstone approximately 30 metres high to prediction and did not find either oil/water or gas/oil contacts, giving an oil column substantially larger than anticipated. The well is currently being completed as an oil producer and is anticipated to come on stream by late May at a rate of around 2000 barrels of oil per day.

As the SE Gobe field is currently producing around 6500 barrels of oil per day (Cue's share 250 bopd), the anticipated oil production from SE Gobe 11 will significantly increase the overall production rate of the field.

Further development wells may be required to follow up the SE Gobe 11 result.

A map is attached.

Participants are:

Oil Search (Operator)	52.9%
Southern Highlands Petroleum	22.7%
Santos	9.4%
Exxon Mobil	5.9%
Cue	3.3%
Petroleum Resources Gobe	3.2%
Merlin Petroleum	2.8%

Any written queries regarding the announcement should be directed to the company on (03) 9629 7318 or email mail@cuenrng.com.au.

Robert J Coppin
Chief Executive Officer

29 April 2005



PAPUA NEW GUINEA
SE GOBE AREA
Cue Energy Resources Limited
GOBE MAIN FIELD
S.E.GOBE FIELD
WASUMA
(HEALY)
MAKAS
GILLESPIE
UNIT AREA
PDL 4
PPL 206
PDL 3
PPL 190
PPL 219
Gobe-2X
Gobe-7X
SEG-9
SEG-1
SEG-8
SEG-2
SEG-10
Gobe-3X
SEG-3
SEG-7
SEG-5
SEG-6
SEG-11
Bilip-1
Saunders-1X
NW Iehi-1
Iehi-1
PPL 190
50 - 130
million
barrels
GOBE FOOTWALL
Oil
Gas
Prospects & Leads
50 - 130 Mean and highside recoverable volumes
Proposed Seismic 2004
0
10
KILOMETRES